Form 10-K, Exhibit 13
WESTFORD TECHNOLOGY VENTURES LP
filed 1995-03-30
CIK 821472

Exhibit 13.(a)

On January 20, 1994, the Partnership purchased a $190,767 promissory note with interest payable at the prime rate and 381,533 shares of preferred stock of Thunderbird Technologies, Inc. for $572,300. This investment is in addition to the 200,000 shares of preferred stock previously owned by the Partnership.

On February 2, 1994 and March 1, 1994, the Partnership purchased 8% promissory notes of Spectrix Corporation and warrants to purchase 30,000 shares of common stock of the company for $150,000. These investments are in addition to the 487,569 shares of preferred stock, 274,862 shares of common stock and options to purchase 5,000 shares of common stock of the company previously owned by the Partnership.