Form 10-K, Exhibit 13
WESTFORD TECHNOLOGY VENTURES LP
filed 1995-03-30
CIK 821472

Exhibit 13(b)

During the quarter, the Partnership purchased 8% promissory notes of Spectrix Corporation and warrants to purchase 30,000 shares of Spectrix common stock for an aggregate sum of $150,000. This investment is in addition to the 487,569 shares of preferred stock, 274,862 shares of common stock, $150,000 of 8% promissory notes, 30,000 common stock warrants and options to purchase 5,000 shares of common stock previously owned by the Partnership.