Form 10-K, Exhibit 13
WESTFORD TECHNOLOGY VENTURES LP
filed 1995-03-30
CIK 821472

Exhibit 13.(c)

During the quarter, the Partnership purchased a $100,000 8% promissory note from Spectrix Corporation and, in connection with the transaction, received warrants to purchase 100,000 shares of Spectrix common stock at $.50 per share expiring on December 31, 1997. This investment is in addition to the 487,569 shares of preferred stock, 274,862 shares of common stock, $300,000 8% promissory note, warrants to purchase 60,000 shares of common stock and options to purchase 5,000 shares of common stock previously owned by the Partnership.